Exhibit 3

TRI-STATE 1ST BANC, INC

East Liverpool, Ohio

FAIRNESS OPINION

As of October 25, 2007

Set forth herein is Danielson Capital, LLC’s (“Danielson”) opinion as of October 25, 2007 as to the “fairness” of the offer by Tri-State 1st Banc Incorporated (“Tri-State”) of East Liverpool, Ohio, to repurchase Tri-State common stock from certain shareholders in exchange for newly issued preferred stock or cash in conjunction with a going private transaction (“GPT”). The goal of the GPT is to reduce the number of shareholders to below the legal threshold that would allow Tri-State to de-register with the Securities and Exchange Commission (“SEC”). In this opinion, fair market value (“FMV”) is defined as the price at which shares of Tri-State common stock would change hands between a willing seller and a willing buyer, each having reasonable knowledge of the relevant facts, in a free and open market, either on an exchange or over-the-counter, absent the GPT. The fair value range (“Fair Value Range”) is the FMV of Tri-State stock plus a premium associated with the GPT. This fairness opinion does not take into account the “sale” value of Tri-State in which there would be a premium paid for a change in control.

In preparing this opinion, Danielson considered: (i) the markets served by Tri-State (ii) the financial condition and performance of Tri-State, (iii) the outlook of the banking industry, (iv) the dividend paying capacity of Tri-State, (v) the size of the block of stock to be repurchased, (vi) comparisons with the pricing multiples of other banks that have their stock traded in a free and open market, either on an exchange or over the counter (vii) estimated cost savings resulting from the GPT and its effect on earnings per share, (viii) the impact on equity levels and book value, (ix) comparisons with other GPTs and cost savings and premiums related to these transactions, as well as (x) any other unique characteristics.

Danielson has relied on some public data as well as data supplied by Tri-State, all of which is believed to be reliable. However, the accuracy or completeness of such information cannot be guaranteed and was not independently verified. In particular, this opinion assumes there are no significant loan problems beyond what has been stated to Danielson or has been filed with regulatory agencies.

In determining a Fair Value Range at which to repurchase shares of Tri-State’s common stock in exchange for preferred stock or cash in conjunction with a GPT, the FMV of Tri-State’s stock was first determined. Primary emphasis was given to the stock pricing multiples of comparable banks and secondary emphasis was given to recent trading levels in Tri-State stock as well as results from a discounted dividend analysis. After determining the FMV, comparisons were made to the cost savings achieved and premiums paid in other recent GPTs and an appropriate premium was applied to the FMV of Tri-State’s stock to arrive at a Fair Value Range.

Based on these comparisons and analyses, it has been determined that as of October 25, 2007, the Fair Value Range for Tri-State to repurchase its common stock in conjunction with a GPT is from $16.00 to $17.75 per share. Any price within this range is a fair price for Tri-State, its shareholders who are above the threshold for the GPT and will remain shareholders, its shareholders who will elect to receive cash or preferred stock as well as its shareholders who are below the threshold and will receive cash.

Respectfully submitted,

/s/ DAVID G. DANIELSON
David G. Danielson
President Danielson Capital, LLC